City of Buenos Aires, November 21, 2024

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

Ref.: Relevant Event – Commercial Operation Date for Pampa Energía Wind Farm VI

Dear Sirs,

I am writing to the National Securities Commission (‘Comisión Nacional de Valores’ or ‘CNV’) and Bolsas y Mercados Argentinos S.A. (‘ByMA’), in my capacity as Responsible for Market Relations of Pampa Energía S.A. (‘Pampa’ and/or the ‘Company’), in addition to our relevant events dated July 15 and 22, August 12, September 2 and 19, October 14 and November 11, 2024 to inform that, as of 00:00 hours on the date hereon, CAMMESA granted commercial authorization for 1 additional wind turbine of the Pampa Energía Wind Farm VI (“PEPE VI”) with a total power of 4.5 MW, that in addition to the 30 wind turbines already authorized, add a total power of 139.5 MW. With the above mentioned, all authorizations to the wind turbines of PEPE VI have been granted.

Sincerely,

_________________________________

Maria Agustina Montes

Responsible for Market Relations